Exhibit 99.2

Largo Inc.

Annual Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in thousands / 000's of U.S. dollars)

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Largo Inc. (formerly Largo Resources Ltd.) (the "Company" or "Largo") for the years ended December 31, 2021 and 2020 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management is responsible for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and, where relevant, the choice of accounting principles.

In discharging its responsibility for the integrity and fairness of the consolidated financial statements, management designs and maintains the necessary accounting systems and an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained.

The board of directors (the "Board" or "Board of Directors") and the Audit Committee are composed primarily of Directors who are neither management nor employees of the Company. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information presented. The Board fulfills these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and the independent auditors. The Audit Committee has the responsibility of meeting with management and the independent auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Board is also responsible for recommending the appointment of the Company's external independent auditors.

The Company's independent auditors audit the consolidated financial statements annually on behalf of the Company's shareholders. The Company's independent auditors have full and free access to management and the Audit Committee.

/s/ "Paulo Misk"	/s/ "Ernest Cleave"
Paulo Misk	Ernest Cleave
President & Chief Executive Officer	Chief Financial Officer
March 15, 2022	March 15, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders of Largo Inc. (formerly Largo Resources Ltd.)

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Largo Inc. (formerly Largo Resources Ltd.) and its subsidiaries (together, the Company) as of December 31, 2021 and 2020, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 15, 2022

We have served as the Company's auditor since 2014.

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Largo Inc.

Expressed in thousands / 000's of U.S. dollars

Consolidated Statements of Financial Position

		As at
		December 31,	December 31,
	Notes	2021	2020
Assets
Current Assets
Cash		$83,790	$79,145
Restricted cash		448	-
Amounts receivable	4	23,684	19,097
Inventory	5	45,322	35,337
Prepaid expenses		6,734	3,718
Total Current Assets		159,978	137,297
Non-current Assets
Deferred income tax	15(b)	3,343	7,178
Other intangible assets	6	3,929	4,366
Mine properties, plant and equipment	7	146,659	148,965
Total Non-current Assets		153,931	160,509
Total Assets		$313,909	$297,806
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	9	$19,723	$15,968
Deferred revenue		5,469	3,223
Current portion of lease liability	8	563	-
Current portion of provisions	11	913	368
Debt	10	15,000	24,788
Total Current Liabilities		41,668	44,347
Non-current Liabilities
Lease liability	8	1,987	-
Provisions	11	4,557	6,295
Total Non-current Liabilities		6,544	6,295
Total Liabilities		48,212	50,642
Equity
Issued capital	12	415,982	406,214
Equity reserves	13	17,814	21,291
Accumulated other comprehensive loss		(118,772)	(108,438)
Deficit		(49,327)	(71,903)
Total Equity		265,697	247,164
Total Liabilities and Equity		$313,909	$297,806

Commitments and contingencies	7, 11, 18
Subsequent events	23

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 1

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

		Years ended
		December 31,
	Notes	2021	2020
Revenues	21	$198,280	$119,987
Other gains (losses)		-	1,636
		198,280	121,623
Expenses
Operating costs	22	(133,010)	(88,390)
Professional, consulting and management fees		(17,922)	(8,255)
Foreign exchange gain (loss)		610	(9,064)
Other general and administrative expenses	22	(6,404)	(3,329)
Share-based payments	13	(3,135)	(1,638)
Finance costs	22	(1,135)	(1,350)
Interest income		403	1,148
Technology start-up costs		(3,835)	-
Exploration and evaluation costs		(2,093)	(3,022)
		(166,521)	(113,900)
Net income before tax		$31,759	$7,723
Income tax expense	15(a)	(5,430)	(139)
Deferred income tax expense	15(a)	(3,758)	(823)
Net income		$22,571	$6,761
Other comprehensive loss
Items that subsequently will be reclassified to operations:
Unrealized loss on foreign currency translation		(10,334)	(41,937)
Comprehensive income (loss)		$12,237	$(35,176)
Basic earnings per Common Share	14	$0.35	$0.12
Diluted earnings per Common Share	14	$0.35	$0.11
Weighted Average Number of Shares Outstanding (in 000's)
- Basic	14	64,048	56,402
- Diluted	14	65,045	61,360

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 2

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares

Consolidated Statements of Changes in Equity

		Issued	Equity	Accumulated Other		Shareholders'
	Shares	Capital	Reserves	Comprehensive Loss	Deficit	Equity
Balance at December 31, 2019	55,453	$396,026	$21,448	$(66,501)	$(78,870)	$272,103
Grant of stock options and restricted share units	-	-	1,180	-	-	1,180
Share-based payments	-	-	458	-	-	458
Exercise of warrants	2,953	6,136	(2,320)	-	-	3,816
Exercise of stock options	81	626	(209)	-	-	417
Exercise of restricted share units	40	1,183	(1,183)	-	-	-
Expiry of warrants	-	-	(159)	-	159	-
Expiry of stock options	-	-	(47)	-	47	-
Purchase consideration (note 6)	252	2,243	2,123	-	-	4,366
Currency translation adjustment	-	-	-	(41,937)	-	(41,937)
Net income for the year	-	-	-	-	6,761	6,761
Balance at December 31, 2020	58,779	$406,214	$21,291	$(108,438)	$(71,903)	$247,164
Grant of stock options and restricted share units	-	-	1,580	-	-	1,580
Share-based payments	-	-	1,555	-	-	1,555
Exercise of warrants	5,723	7,982	(5,344)	-	-	2,638
Exercise of stock options	156	944	(421)	-	-	523
Exercise of restricted share units	69	842	(842)	-	-	-
Expiry of warrants	-	-	(5)	-	5	-
Currency translation adjustment	-	-	-	(10,334)	-	(10,334)
Net income for the year	-	-	-	-	22,571	22,571
Balance at December 31, 2021	64,727	$415,982	$17,814	$(118,772)	$(49,327)	$265,697

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 3

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars

Consolidated Statements of Cash Flows

		Years ended
		December 31,
	Notes	2021	2020
Operating Activities
Net income for the year		$22,571	$6,761
Adjustment for Non-cash Items
Other (gains) losses		-	(1,636)
Depreciation		22,511	17,507
Share-based payments	13	3,135	1,638
Unrealized foreign exchange loss (gain)		324	(12,750)
Finance costs	22	1,135	1,350
Interest income		(403)	(1,148)
Income tax expense	15(a)	5,430	139
Deferred income tax expense	15(a)	3,758	823
Income tax paid		(3,099)	(619)
Cash Provided Before Working Capital Items		55,362	12,065
Change in amounts receivable		(5,447)	(14,378)
Change in inventory		(11,047)	(16,215)
Change in vanadium products		-	5,036
Change in prepaid expenses		(3,155)	(2,356)
Change in accounts payable and accrued liabilities		1,818	(46,883)
Change in deferred revenue		2,246	3,223
Net Cash Provided by (Used in) Operating Activities		39,777	(59,508)
Financing Activities
Receipt of debt	10	15,000	24,788
Repayment of debt	10	(24,788)	-
Interest received		403	1,135
Finance lease payments	8	(230)	-
Change in restricted cash		(448)	76
Issuance of common shares	13	3,161	4,233
Net Cash (Used in) Provided by Financing Activities		(6,902)	30,232
Investing Activities
Mine properties, plant and equipment		(27,399)	(18,106)
Net Cash Used in Investing Activities		(27,399)	(18,106)
Effect of foreign exchange on cash		(831)	(972)
Net Change in Cash		4,645	(48,354)
Cash position - beginning of the year		79,145	127,499
Cash Position - end of the year		$83,790	$79,145
Non-cash investing activities	6, 8

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 4

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

1)      Nature of operations

The Company is a producer and supplier of high-quality vanadium products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine located in Brazil. The Company is also focused on the advancement of renewable energy storage solutions through Largo Clean Energy and its vanadium redox flow battery technology. The Company is in the process of vertically integrating its vanadium production operations with its vanadium redox flow battery technology. While the Company's Maracás Menchen Mine has reached commercial production, future changes in market conditions and feasibility estimates could result in the Company's mineral resources not being economically recoverable.

On November 8, 2021, the Company changed its legal name from Largo Resources Ltd. to Largo Inc.

The Company is a corporation governed by the Business Corporations Act (Ontario) and domiciled in Canada whose shares are listed on the Toronto Stock Exchange ("TSX") and on the Nasdaq Stock Market ("Nasdaq"). The head office, principal address and records office of the Company are located at 55 University Avenue, Suite 1105, Toronto, Ontario, Canada M5J 2H7.

2)     Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to a going concern. The significant accounting policies applied in these consolidated financial statements are presented in note 3 and are based on IFRS effective as at December 31, 2021.

The consolidated financial statements were approved by the Board of Directors of the Company on March 15, 2022.

3) Basis of preparation, significant accounting policies, and future accounting changes

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value and certain inventory balances carried at net realizable value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies.

These consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise noted. References to the symbol "C$" or "CAD" mean the Canadian dollar, references to the symbol "EUR" mean the Euro and references to the symbol "R$" or "BRL" mean the Brazilian real, the official currency of Brazil.

a) Basis of consolidation

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating inter-entity balances and transactions.

The consolidated financial statements include the financial condition and results of operations of the Company and its subsidiaries as outlined below (refer to note 23 for details of an entity incorporated subsequent to December 31, 2021):

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 5

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

		December 31,			Accounting
Name	Property	2021	2020	Arrangement	Method
Largo Vanádio de Maracás S.A.	Maracás Menchen Mine (Brazil)	99.94%	99.94%	Subsidiary	Consolidation

Largo Mineração Campo Alegre de Lourdes Ltda.	Campo Alegre Project (Brazil)	100%	100%	Subsidiary	Consolidation

Largo Mineração Currais Novos Ltda.	Currais Novos Project (Brazil)	100%	100%	Subsidiary	Consolidation

Largo Tech Ltda.	N/A	100%	-%	Subsidiary	Consolidation

Largo Titânio Ltda.	N/A	100%	-%	Subsidiary	Consolidation

Largo Resources (Yukon) Ltd.	Northern Dancer Project (Canada)	100%	100%	Subsidiary	Consolidation

Largo Commodities Holding Ltd.	N/A	100%	100%	Subsidiary	Consolidation

Largo Commodities Trading Ltd.	N/A	100%	100%	Subsidiary	Consolidation

Largo Resources USA Inc.	N/A	100%	100%	Subsidiary	Consolidation

Largo Clean Energy Corp.	N/A	100%	100%	Subsidiary	Consolidation

b) Functional and presentation currency

The consolidated financial statements are presented in U.S. dollars which is the functional and reporting currency of the Company. The functional currency of the Company's Brazilian subsidiaries is the Brazilian real, the functional currency of the Company's Canadian subsidiary is the Canadian dollar, the functional currency of Largo Commodities Holding Ltd. and Largo Commodities Trading Ltd. is the U.S. dollar and the functional currency of Largo Resources USA Inc. and Largo Clean Energy Corp. is the U.S. dollar.

On May 1, 2020 the Company changed its presentation currency from the Canadian dollar to the U.S. dollar. Also on May 1, 2020 the functional currency of Largo Inc., Largo Commodities Holding Ltd. and Largo Commodities Trading Ltd. changed prospectively to the U.S. dollar from the Canadian dollar, Euro and Euro, respectively. The Company reconsiders the functional currency of its operations if there is a change in events and conditions which determine the primary economic environment. In early 2020, the Company's off-take agreement with its former off-take partner expired, and the Company started generating U.S. dollar denominated revenues and incurring U.S. dollar denominated costs. This is a significant judgment considering the significance of the revenues and costs to the Company's activities, and the primary economic environments in which the Company and its subsidiaries operate.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items denominated in foreign currencies are translated at the rates prevailing on the transaction dates. Income and expenses are translated at the average exchange rates for the period where these approximate the rates on the dates of transactions.

Exchange differences are recognized in the consolidated statement of income (loss) and comprehensive income (loss) in the period in which they arise except for:

• exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings; and

• exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal or partial disposal of the net investment.

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 6

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

All other foreign exchange gains and losses are presented in the consolidated statement of income (loss) and comprehensive income (loss) within "foreign exchange (loss)".

The financial statements of subsidiaries that do not have the U.S. dollar as the functional currency are translated into U.S. dollars as follows: assets and liabilities - at the closing rate at the date of the statement of financial position; income and expenses - at the average rate for the period (if this is considered a reasonable approximation to actual rates) or at the rate on the date of transaction. All resulting changes are recognized in other comprehensive income (loss) as foreign currency translation adjustments.

c) Significant accounting policies

1. Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and call deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. At December 31, 2021 and 2020, the Company held no cash equivalents.

2. Inventories

Finished products inventory, work-in-process inventory and stockpiles are measured at the lower of weighted average production cost or average purchase cost and net realizable value. Warehouse materials are measured at the lower of average purchase cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form and variable selling expenses.

Production costs include the cost of materials, labour, mine site production overheads, depreciation and conversion costs to the applicable stage of processing.

The cost of ore stockpiles is increased based on the related current cost of production for the period and decreases in stockpiles are charged to cost of sales using the weighted average cost per tonne. Stockpiles are segregated between current and non-current inventories in the consolidated statement of financial position based on the period of planned usage.

Provisions are recorded to reduce the carrying amount of inventory to net realizable value to reflect changes in grades, quantity or other economic factors and to reflect current intentions for the use of redundant or slow-moving items. Provisions for redundant and slow-moving items are made by reference to specific items of inventory. The Company reverses provisions where there is a subsequent increase in net realizable value and where the inventory is still on hand.

Spare parts, stand-by and servicing equipment held are generally classified as inventories. Major capital spare parts and stand-by equipment (insurance spares) are classified as a component of mine properties, plant and equipment.

3. Vanadium products

Prior to May 1, 2020, vanadium products were initially recorded at cost on the date that control of the vanadium products passes to the Company. Cost was calculated as the purchase price, excluding transaction fees, which were expensed as incurred. Subsequent to initial recognition, vanadium products were measured at fair value at each reporting period end. Fair value was determined based on the most recent observable vanadium market transaction data as reported by a recognized provider of global metal prices. Gains and losses arising on the sale of the vanadium products and fair value gains and losses were recorded in the consolidated statements of income (loss) and comprehensive income (loss) as other gains (losses) in the period in which they arise.

The Company's off-take agreement with its former off-take partner expired at the end of April 2020. In connection with this and with the Company managing its own sales activities from May 1, 2020 onwards, the Company's vanadium products are accounted for as finished products inventory effective from May 1, 2020.

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 7

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

4. Mineral exploration, evaluation and development properties

• Exploration and evaluation properties

Expenditures on exploration and evaluation activities are expensed to exploration and evaluation costs in the consolidated statement of income (loss) and comprehensive income (loss). The cost of acquiring prospective properties and exploration rights is capitalized to exploration and evaluation properties in the consolidated statement of financial position.

Post-acquisition exploration and evaluation costs relate to the initial search for deposits with economic potential and to detailed assessments of deposits or other projects that have been identified as having economic potential.

Once an economically viable reserve has been determined for an area and the decision to proceed with development has been approved, exploration and evaluation assets attributable to that area are first tested for impairment and then reclassified to development properties. Subsequent expenditures are capitalized to development properties.

Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If impairment indicators are identified and an impairment test is performed, all irrecoverable costs will be written off.

• Development properties

When economically viable reserves have been determined and the decision to proceed with development has been approved, the expenditures related to construction are capitalized to development properties in the consolidated statement of financial position. Costs associated with the commissioning of new assets in the period before they are operating in the way intended by management, are capitalized, net of any pre-production revenues. Interest on borrowings related to the construction and development of qualifying assets are capitalized until substantially all the activities required to make the asset ready for its intended use are complete.

5. Mine properties, plant and equipment

Upon completion of mine construction, development property assets are transferred to mine properties, plant and equipment. Items of plant and equipment and mine properties are stated at cost, less accumulated depreciation and accumulated impairment losses.

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the rehabilitation obligation, and for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire or construct the asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use. The capitalized value of a finance lease is also included within mine properties, plant and equipment.

When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for costs which qualify for capitalization relating to mining asset additions or improvements, or mineable reserve development.

When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 8

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

6. Depreciation

Effective from the point an asset is available for its intended use, mine properties, plant and equipment are depreciated using either the straight line or units-of-production methods over the shorter of the estimated economic life of the asset or the mining operation. Depreciation and amortization are determined based on the method which best represents the use of the assets.

The reserve and resource estimates for each mining operation are the prime determinants of the life of a mine. In general, when the useful life of mine properties, plant and equipment is akin to the life of the mining operation and the ore body's mineralization is reasonably well defined, the asset is depreciated on a units-of-production basis over its proven and probable mineral reserves. Non-reserve material may be included in depreciation calculations in limited circumstances where there is a high degree of confidence in its economic extraction. The Company evaluates the estimate of mineral reserves and resources at least on an annual basis and adjusts the units-of-production calculation prospectively. In 2021 and 2020, the Company has not incorporated any non-reserve material in its depreciation calculations on a units-of-production basis. When mine properties, plant and equipment are depreciated on a straight-line basis, the useful life of the asset is determined based on its estimated economic life and the most recent life of mine ("LOM") plan. LOM plans are typically developed annually and are based on management's current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditures of a mine site. Any change in the useful life is adjusted prospectively.

The estimated useful lives for machinery and equipment ranges from 10 to 30 years. Computers, office equipment and vehicles are depreciated using the declining balance method using rates of 20%, 10% and 20%, respectively.

Amounts related to capitalized costs of exploration and evaluation assets, development properties and construction in progress are not amortized as the assets are not available for use.

Capitalized stripping costs are depreciated over the reserves that directly benefit from the specific stripping activity using the units-of-production method. Capitalized borrowing costs are amortized over the useful life of the related asset. Residual values, useful lives and amortization methods are reviewed at least annually and adjusted if appropriate. The impact of changes to the estimated useful lives, change in depreciation method or residual values is accounted for prospectively.

7. Other intangible assets

Other intangible assets includes acquired intellectual property, which is initially recognized at fair value. The fair value was determined through reference to the acquisition cost paid. Other intangible assets are amortized on a straight-line basis over their useful life. The estimated useful life is 10 years.

8. Impairment of non-financial assets

The carrying values of capitalized exploration and evaluation properties, development properties, mine properties, plant and equipment and other intangible assets are assessed by management for impairment when indicators of such impairment exist. If any indication of impairment exists an estimate of the asset's recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less costs of disposal ("FVLCD") of the asset and the asset's value in use ("VIU").

Impairment is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the individual assets of the Company are grouped together into cash generating units ("CGUs") for impairment purposes. Such CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or other groups of assets. This generally results in the Company evaluating its non-financial assets on a mine or project basis.

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 9

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

If the carrying amount of the asset or CGU exceeds its recoverable amount, the asset or CGU is impaired, and an impairment loss is charged to the consolidated statement of income (loss) and comprehensive income (loss) so as to reduce the carrying amount to its recoverable amount.

A previously recognized impairment loss is reversed only if there has been a change in the factors which gave rise to the triggering event. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation/amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income (loss) and comprehensive income (loss).

9. Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in the consolidated statement of income (loss) and comprehensive income (loss) in the period in which they are incurred.

10. Revenues

Revenues include sales of vanadium products and will include sales of vanadium redox flow batteries in future periods. The Company recognizes revenue when it transfers control of a product to the customer. The principal activity from which the Company generates its revenue is the sale of vanadium products to third parties. Delivery of the vanadium product is considered to be the only performance obligation. Revenues are measured based on the consideration specified in the contract with the customer.

Under the terms of the Company's vanadium sales agreement that expired on April 30, 2020, vanadium prices were provisionally set at the time revenue was recognized based upon market commodity prices. Revenue, and a trade receivable, was recognized at the time of shipment, which is when control of the vanadium product passed to the customer and the Company's performance obligation was satisfied. Revenue was measured using market prices on the date of transfer of control of the vanadium product. Changes in the measurement of the trade receivable, which was re-measured once the date that final selling prices were determined had been set by the Company's former off-take partner, were also recognized as a component of revenues in the period in which the final price was determined. Variations occurred between the price recorded on the date of revenue recognition and the actual final price under the terms of the contract due to changes in market prices.

11. Deferred revenue

Deferred revenue is recognized in the consolidated statement of financial position when a cash prepayment is received from a customer prior to the sale of vanadium. Revenue is subsequently recognized in the consolidated statement of income (loss) and comprehensive income (loss) when control has been transferred to the customer. The Company determines the current portion of deferred revenue based on quantities anticipated to be delivered over the next twelve months.

12. Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based payment transactions are set out in note 13.

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 10

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

The fair value determined at the grant date of the equity-settled share-based payments is expensed or capitalized, as appropriate, on a graded vesting basis over the period during which the employee becomes unconditionally entitled to equity instruments, based on the Company's estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity reserve.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

For those options and warrants that expire after vesting, the recorded value is transferred to deficit.

13. Taxation

Income and deferred income tax expense or recovery is comprised of current and deferred tax. Current and deferred taxes are recognized in the consolidated statement of income (loss) and comprehensive income (loss) except to the extent that they relate to an asset acquisition, or items recognized directly in equity or in other comprehensive income (loss).

• Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using the tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of the previous years.

• Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 11

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

14. Financial instruments

Financial instruments are recognized on the consolidated statement of financial position on the trade date, the date on which the Company or its subsidiaries become party to the contractual provisions of the financial instrument. All financial instruments are required to be classified and measured at fair value on initial recognition. The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of Income (loss) and comprehensive income (loss). Certain financial instruments are recorded at fair value in the consolidated statement of financial position.

• Non-derivative financial instruments

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable, for financial instruments not classified as fair value through profit or loss. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Financial assets at fair value through profit or loss ("FVTPL")

Cash, restricted cash and trade receivables with the Company's former off-take partner (refer to revenues accounting policy in note 3(c) part 10) are classified as financial assets at FVTPL and are measured at fair value. Cash includes short-term investments with initial maturities of three months or less. The unrealized gains or losses related to changes in fair value of cash and restricted cash are reported in the consolidated statement of income (loss) and comprehensive income (loss). Changes in the value of trade receivables with the Company's former off-take partner were recognized in revenues in the consolidated statement of income (loss) and comprehensive income (loss).

Amortized cost

Amounts receivable, excluding trade receivables classified as financial assets at FVTPL, are classified as and measured at amortized cost using the effective interest rate ("EIR") method, less expected credit losses. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. EIR amortization is included in finance costs in the consolidated statement of income (loss) and comprehensive income (loss).

Non-derivative financial liabilities

Accounts payable and accrued liabilities, long-term debt, and other long-term liabilities are classified as and accounted for at amortized cost, using the EIR method. The amortization of long- term debt issue costs is calculated using the EIR method. Gains and losses are recognized in the consolidated statement of income (loss) and comprehensive income (loss) when the liabilities are derecognized, as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 12

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

• Derivative financial instruments

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations of other currencies compared to the Canadian dollar and the U.S. dollar. All derivative instruments not designated in a hedge relationship that qualifies for hedge accounting are classified as financial instruments at FVTPL.

Further, any equity instrument that does not satisfy the fixed-for-fixed criteria for classification in equity will be classified as a derivative financial instrument.

Derivative financial instruments at FVTPL, including embedded derivatives requiring separation from its host, are recorded in the consolidated statement of financial position at fair value.

Changes in estimated fair value of non-hedge derivatives at each reporting date are included in the consolidated statement of income (loss) and comprehensive income (loss).

Embedded derivatives in financial liabilities measured at amortized cost are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm's length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis or other valuation models.

Impairment of financial assets

The Company recognizes loss allowances for expected credit losses ("ECLs") on its financial assets measured at amortized cost. Loss allowances for other receivables are always measured at an amount equal to lifetime ECL. Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument. The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECL, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company's historical experience and informed credit assessment and including forward-looking information. The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 60 days past due.

The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company in full when due or if the financial asset is more than 120 days past due.

• Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls, which is the difference between the cash flows due to the Company and the cash flows expected to be received.

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 13

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

• Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred, such as a default or being more than 120 days past due.

• Presentation of allowance for ECLs

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

• Write-off

The gross carrying amount of a financial asset carried at amortized cost is written off, either partially or in full, to the extent that there is no realistic prospect of recovery.

15. Provisions

• General

Provisions are recognized when (a), the Company has a present obligation (legal or constructive) as a result of a past event, and (b), it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the consolidated statement of income (loss) and comprehensive income (loss), net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized in the consolidated statement of income (loss) and comprehensive income (loss).

• Environmental rehabilitation

The Company records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and tailings ponds, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas.

The obligation generally arises when the asset is installed or the ground / environment is disturbed at the production location. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related asset. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability. The periodic unwinding of the discount is recognized in the consolidated statement of income (loss) and comprehensive income (loss). Additional disturbances or changes in rehabilitation costs will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur. For closed sites, changes to estimated costs are recognized immediately in the consolidated statement of income (loss) and comprehensive income (loss).

16. Earnings per share

Earnings per share is based on the weighted average number of common shares of the Company outstanding during the period. The diluted earnings (loss) per share reflects the potential dilution of common share equivalents, such as outstanding stock options, warrants and restricted share units, in the weighted average number of common shares outstanding during the period, if dilutive. In the Company's case, diluted loss per share is the same as basic loss per share in the current period presented as the effects of including all convertible securities would be anti-dilutive. If the number of ordinary or potential ordinary shares outstanding increases as a result of a capitalization, bonus issue or share split, or decreases as a result of a reverse share split, the calculation of basic and diluted earnings per share for all periods presented shall be adjusted retrospectively. If these changes occur after the reporting period but before the financial statements are authorized for issue, the per share calculations for those and any prior period financial statements presented shall be based on the new number of shares.

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 14

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

17. Leases

At the inception of a contract, the Company assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

• the contract involves the use of an identified asset - this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

• the Company has the right to obtain substantially all of the economic benefits from the use of the assert throughout the period of use; and

• the Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Company has the right to direct the use of the asset if either:

◦ the Company has the right to operate the asset; or

◦ the Company designed the asset in a way that predetermines how and for what purpose it will be used.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for leases of land and buildings in which it is a lessee, the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of its useful life or the end of the lease term. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate.

The lease liability is measured at amortized cost using the effective interest method and is remeasured when there is a change in future lease payments arising from a change in an index or rate or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in the consolidated statement of income (loss) and comprehensive income (loss) if the carrying amount of the right-of-use asset has been reduced to zero.

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 15

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

Lease payments for short-term leases, leases of low-value assets and variable lease payments not included in the measurement of the lease liability are classified as cash flows from operating activities. Cash payments for the principal portion of the lease liability are included in financing activities and cash payments for the interest paid portion of the lease liability are included in debt issue costs, interest, guarantee fees and other associated fees paid in financing activities.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

18. Operating segments

The Company is engaged in the mining, exploration and development of mineral properties, primarily in Brazil, through which it produces and supplies vanadium products. The Company is also focused on the advancement of renewable energy storage solutions through Largo Clean Energy and its vanadium redox flow battery technology. The segments presented reflect the way in which the Company's management reviews its business performance. Operating segments are reported in a manner consistent with the internal reporting provided to executive management who act as the chief operating decision-maker. Executive management is responsible for allocating resources and assessing performance of the operating segments. The Company's operating segments are its sales & trading, mine properties, corporate, exploration and evaluation properties ("E&E properties") and Largo Clean Energy segments.

d) Critical judgements and estimation uncertainties

The preparation of consolidated financial statements in conformity with IFRS requires the Company's management to make judgments, estimates and assumptions about the carrying amount of its assets and liabilities that are not readily apparent from other sources. These estimates and assumptions are based on management's best knowledge of the relevant facts and circumstances taking into account previous experience, but actual results may differ from the amounts included in the consolidated financial statements.

The following are the critical judgments and areas involving estimates that management has made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

1. Determination of mineral reserve and resource estimates

The estimates for mineral reserves and mineral resources are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves and resources. The assessment involves geological and geophysical studies and economic data and the reliance on a number of assumptions. The estimates of the reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve and resource estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production.

A number of accounting estimates are impacted by the mineral reserve and resource estimates:

• Capitalization and depreciation of stripping costs;

• Determination of the useful life of mine properties, plant and equipment and measurement of the depreciation expense;

• Impairment analysis of non-financial assets including evaluation of estimated future cash flows of CGUs; and

• Estimates of the timing of outlays for environmental rehabilitation obligations.

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 16

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

A change in the original estimate of reserves and resources could have a material effect in the future on the Company's financial position and results of operations.

2. Valuation of mine properties, plant and equipment, development properties, exploration and evaluation properties and other intangible assets

The Company carries its mine properties, plant and equipment, development properties, exploration and evaluation properties and other intangible assets at cost less accumulated depreciation and any provision for impairment.

The Company undertakes a review of the carrying values of mine properties, plant and equipment, development properties, exploration and evaluation properties and other intangible assets whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and, for mine properties, discounted net future cash flows.

In undertaking the assessment of whether impairment indicators exist, management is required to apply significant judgment in assessing whether changes to certain external and internal factors would be considered an indicator of impairment. Internal and external factors, such as (i) changes in future production and sales volumes; (ii) changes in quantity and grade of the recoverable reserves and resources; (iii) changes in vanadium prices, capital and operating costs; and (iv) changes in discount rates, are evaluated by management in determining whether there are any indicators of impairment. Estimated quantities and grades of the recoverable reserves and resources are based on information compiled by qualified persons (management's experts). No impairment indicators were noted.

An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sale volumes, reserve and resource quantities, metal prices, future capital and operating costs, discount rates and reclamation costs to the end of the mine's life. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the expected recoverability of the carrying values of the Company's mine properties, plant and equipment (see note 7) and other intangible assets (see note 6).

3. Estimates of provisions for environmental rehabilitation

The Company has obligations for environmental rehabilitation related to its mine and development properties. The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations. Because the obligations are dependent on the Brazilian laws and regulations under which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies.

As the estimate of obligations is based on future expectations, a number of estimates and assumptions are made by management in the determination of environmental rehabilitation provision. The environmental rehabilitation provisions are more uncertain the further into the future the mine closure activities are to be carried out.

The Company's policy for recording reclamation and other closure provisions is to establish provisions for future costs based on the present value of the future cash flows required to satisfy the environmental obligations. This provision is updated as the estimate for future closure costs change. The amount of the present value of the provision is added to the cost of the related development asset or mine property and will be depreciated over the life of the mine. The provision is accreted to its future value over the life of mine through a charge to finance costs in the consolidated statement of income (loss) and comprehensive income (loss). Refer to note 11(c).

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 17

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

4. Determination of functional currency

The functional currency of the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company and the Company's Irish and U.S. subsidiaries is the U.S. dollar. The functional currency of the Company's primary Brazilian operating subsidiary is the Brazilian real. Refer to note 3(b) for details of the changes in functional currencies in 2020.

The determination of functional currency may involve certain judgments to determine the primary economic environment. The Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

5. Current and deferred taxes

The Company is subject to income and other taxes in various jurisdictions. Significant judgment is required in determining the Company's provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company's income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. The Company's interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax filings are subject to audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made. Any estimates for value added and withholding taxes have been included in accounts payable and accrued liabilities. Based on Largo Vanádio de Maracás S.A 's history of taxable profits and management's assessment of the likelihood of future taxable profits, a deferred income tax asset was recognized at December 31, 2021 for non-capital losses in Brazil (note 15).

The Company and one of its subsidiaries has entered into binding agreements as distributors of vanadium products. The Company and its subsidiary expects future taxable income based on the approved business plans and budgets from the distribution business and therefore recognized a deferred income tax asset in Canada and Ireland (note 15).

6. Contingencies

Refer to notes 11 and 18.

7. COVID-19

The Company is conscious of the rapid expansion of the COVID-19 pandemic and the evolving global implications. To date, there have been no significant disruptions to the Company's operations, supply chain or on its shipment of products from the Maracás Menchen Mine. However, the Company cautions that the potential future impact of any restrictions on the Company's operations, supply chain, sales efforts and logistics is currently unknown but could be significant.

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 18

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

4) Amounts receivable

	December 31,	December 31,
	2021	2020
Trade receivables (note 20(b))	$22,144	$13,749
Current taxes recoverable - Brazil	1,154	5,214
Current taxes recoverable - Other	358	92
Other receivables	28	42
Total	$23,684	$19,097

5) Inventory

	December 31,	December 31,
	2021	2020
Finished products	$32,069	$25,087
Work-in-process	967	775
Stockpiles	593	997
Warehouse materials	11,693	8,478
Total	$45,322	$35,337

During the year ended December 31, 2021, the Company recognized a net realizable value write-down of $558 for finished products (year ended December 31, 2020 - $3), $nil for warehouse materials (year ended December 31, 2020 - $174) and $2,652 for iron ore stockpiles (year ended December 31, 2020 - $nil). As inventory is sold, previously recorded net realizable value write-downs are reclassified from inventory write-down to direct mine and production costs or product acquisition costs as appropriate (note 22).

6)      Other intangible assets

During the year ended December 31, 2020, the Company acquired certain patent families (the "intellectual property") out of an assignment for the benefit of creditors under Massachusetts, U.S.A., law. The acquisition was completed through an asset purchase agreement, with the Company issuing 252 common shares and 362 common share purchase warrants as consideration. The transaction closed on December 7, 2020, with the common shares valued at $2,243 (note 12) and the common share purchase warrants valued at $2,123 ( note 13) for a total consideration of $4,366.

At December 31, 2021, the remaining estimated useful life is 9 years (December 31, 2020 - 10 years).
Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 19

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

	Intellectual
	Property	Total
Cost
Balance at December 31, 2019	$-	$-
Additions	4,366	4,366
Balance at December 31, 2020	$4,366	$4,366
Additions	-	-
Balance at December 31, 2021	$4,366	$4,366
Accumulated Depreciation
Balance at December 31, 2019	$-	$-
Depreciation	-	-
Balance at December 31, 2020	$-	$-
Depreciation	437	437
Balance at December 31, 2021	$437	$437
Net Book Value
At December 31, 2020	$4,366	$4,366
At December 31, 2021	$3,929	$3,929

7)      Mine properties, plant and equipment

At December 31, 2021 and December 31, 2020, the Company's economic interest in the Maracás Menchen Mine totaled 99.94%. The remaining 0.06% economic interest is held by Companhia Baiana de Pesquisa Mineral ("CBPM") owned by the state of Bahia. CBPM retains a 3% net smelter royalty ("NSR") in the Maracás Menchen Mine. The property is also subject to a royalty of 2% on certain operating costs under the Brazilian Mining Act. Under a separate agreement, Anglo Pacific Plc receives a 2% NSR in the Maracás Menchen Mine.

	Office and			Buildings,
	Computer		Mine	Plant and	Construction
	Equipment	Vehicles	Properties	Equipment	In Progress	Total
Cost
Balance at December 31, 2019	$980	$336	$100,860	$185,861	$9,096	$297,133
Additions	115	-	9,049	2,421	8,174	19,759
Reclassifications	-	-	-	8,323	(8,323)	-
Effects of changes in foreign exchange rates	(176)	(75)	(18,465)	(42,862)	(639)	(62,217)
Balance at December 31, 2020	$919	$261	$91,444	$153,743	$8,308	$254,675
Additions	3,278	-	7,884	6,122	11,639	28,923
Disposals	(177)	-	-	(6)	-	(183)
Reclassifications	-	-	-	14,862	(14,862)	-
Effects of changes in foreign exchange rates	(52)	(18)	(4,851)	(11,487)	28	(16,380)
Balance at December 31, 2021	$3,968	$243	$94,477	$163,234	$5,113	$267,035

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 20

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

	Office and			Buildings,
	Computer		Mine	Plant and	Construction
	Equipment	Vehicles	Properties	Equipment	In Progress	Total
Accumulated Depreciation
Balance at December 31, 2019	$523	$336	$25,728	$80,052	$-	$106,639
Depreciation	89	-	5,939	16,136	-	22,164
Effects of changes in foreign
exchange rates	(89)	(75)	(4,727)	(18,202)	-	(23,093)
Balance at December 31, 2020	$523	261	26,940	77,986	$-	$105,710
Depreciation	194	-	7,069	15,031	-	22,294
Disposals	(177)	-	-	(6)	-	(183)
Effects of changes in foreign
exchange rates	(32)	(18)	(1,559)	(5,836)	-	(7,445)
Balance at December 31, 2021	$508	$243	$32,450	$87,175	$-	$120,376
Net Book Value
At December 31, 2020	$396	$-	$64,504	$75,757	$8,308	$148,965
At December 31, 2021	$3,460	$-	$62,027	$76,059	$5,113	$146,659

The net book value of the Company's mine properties, plant and equipment at December 31, 2021 by geographic location is: Brazil - $123,404 (December 31, 2020 - $131,240); Canada - $16,298 (December 31, 2020 - $17,725) and U.S. - $6,957 (December 31, 2020 - $nil).

Buildings, plant and equipment includes a right-of-use asset as disclosed in note 8.

8)       Leases

	Year ended
	December 31,	December 31,
	2021	2020
Recognized in the consolidated statements of income (loss) and comprehensive income (loss):
Interest on lease liabilities (note 22)	$59	$-
Variable lease payments not included in the measurement of lease liabilities	$7,387	$-
Expenses relating to short-term leases	$4,626	$12,707

Recognized in the consolidated statements of cash flows:
Total cash outflow for leases	$12,151	$10,916

During the year ended December 31, 2021, the Company entered into an agreement with a new mining contractor. This contract, which began on May 1, 2021 and runs until April 30, 2025, was assessed to contain a lease in accordance with IFRS 16, Leases. The contractual payments are variable in that they are directly linked to operational volumes and distances. Accordingly, these payments were excluded from the measurement of the lease liability and the right-of-use asset, with no resulting lease liability or right-of-use asset. The variable lease payments are recognized in operating costs (note 22) in the consolidated statements of income (loss) and comprehensive income (loss).

At December 31, 2021 and December 31, 2020, the Company had one right-of-use asset and liability (December 31, 2020 - no right-of-use assets or liabilities).

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 21

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

Right-of-use assets

Mine properties, plant and equipment (note 7) includes a leased building recognized as a right-of-use asset.

	Buildings	Total
Cost
Balance at December 31, 2020	$-	$-
Additions	2,723	2,723
Balance at December 31, 2021	$2,723	$2,723
Accumulated Depreciation
Balance at December 31, 2020	$-	$-
Depreciation	383	383
Balance at December 31, 2021	$383	$383
Net Book Value
At December 31, 2020	$-	$-
At December 31, 2021	$2,340	$2,340

Lease liabilities
December 31,
2021
Maturity analysis - contractual undiscounted cash flows:
Less than one year	$563
One to five years	2,165
Total undiscounted lease liabilities	$2,728
Lease liabilities included in the consolidated statements of financial position:
Current	$563
Non-current	$1,987

9) Accounts payable and accrued liabilities

	December 31,	December 31,
	2021	2020
Accounts payable	$14,050	$12,289
Accrued liabilities	2,962	2,572
Accrued financial costs	174	806
Other taxes	2,537	301
Total	$19,723	$15,968

10)  Debt
	December 31	December 31
	2021	2020
Total debt	$15,000	$24,788

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 22

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

		Cash flows
	December 31,			December 31,
	2020	Proceeds	Repayment	2021
Total debt	$24,788	$15,000	$(24,788)	$15,000
Total liabilities from financing activities	$24,788	$15,000	$(24,788)	$15,000

			Cash flows
		December 31,		December 31,
		2019	Proceeds	2020
Total debt		$-	$24,788	$24,788
Total liabilities from financing activities		$-	$24,788	$24,788

Credit facilities

On March 18, 2020, the Company secured a $13,000 credit facility with a bank in Brazil. This facility was fully drawn down and proceeds of R$65,980 ($13,000) were received on March 20, 2020. On March 24, 2020 the Company secured a $11,788 credit facility with a second bank in Brazil. This facility was fully drawn down and proceeds of R$60,000 ($11,788) were received on March 24, 2020.

Between January 29, 2021 and February 3, 2021, the Company completed the settlement of these outstanding credit facilities through the repayment in full of the outstanding principal amounts of $13,000 and $11,788.

On May 6, 2021, the Company secured a $15,000 working capital facility with a bank in Brazil. This facility was fully drawn down and proceeds of R$78,915 ($15,000) were received. This facility is due to be repaid as a lump sum payment in May 2022, together with accrued interest at a rate of 1.78% per annum.

11)       Provisions

a)    Provision for litigation claims

By their nature, contingencies will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events. The assessment of contingencies inherently involves the exercise of significant judgments and estimates of the outcome of future events.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations. The Company's management, outside legal advisors, and other subject matter experts assess the potential outcome of these proceedings. Accordingly, the Company establishes provisions for future disbursements considered probable.

At December 31, 2021, based on developments in the respective hearings, the Company recognized a provision of $314 (December 31, 2020 - $928) primarily due to legal proceedings regarding labour matters. The outcome of each case remains dependent on the final judgment, with $55 expected to be incurred in the next 12 months. Refer to note 18.

b)    Provision for environmental compensation

In accordance with the terms of the Company's environmental license for its Maracás Menchen Mine, the Company recognized a provision for future social and environmental compensation. Following the direction of the Secretary of the Environment for the state of Bahia, Brazil, the Company will be required to fund social or environmental projects. At December 31, 2021, the Company recognized a provision of $496, with the full $496 expected to be incurred within the next 12 months (December 31, 2020 - $368).

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 23

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

c) Provision for closure and reclamation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the provision for closure and reclamation associated with the retirement of the Company's projects:

	Maracás Menchen	Currais Novos
	Mine	Tungsten	Total
Balance at December 31, 2019	$5,578	$575	$6,153
Changes in estimated cash flows and discount rates	496	30	526
Accretion	149	13	162
Effect of foreign exchange	(1,338)	(136)	(1,474)
Balance at December 31, 2020	$4,885	$482	$5,367
Changes in estimated cash flows and discount rates	(879)	11	(868)
Accretion	132	15	147
Effect of foreign exchange	(314)	(34)	(348)
Balance at December 31, 2021	$3,824	$474	$4,298

The Company makes a provision for the future cost of rehabilitating mine sites and related production facilities on a discounted basis on the development of mines or installation of those facilities. The rehabilitation provision represents the present value of estimated future rehabilitation costs relating to mine sites. These provisions have been created based on the Company's internal estimates. Assumptions, including an inflation rate of 3.00% (December 31, 2020 - 3.25%) and a nominal discount rate of 7.00% (December 31, 2020 - 6.00%), have been made which management believes are a reasonable basis upon which to estimate the future liability.

The provision for closure and reclamation of the Maracás Menchen Mine at December 31, 2021 is based on a total anticipated liability of R$46,223 ($8,283) (December 31, 2020 - R$45,671 ($8,787)) and is expected to be incurred between 2041 and 2046 (December 31, 2020 - between 2042 and 2046).

The provision for closure and reclamation of the Currais Novos Tungsten project at December 31, 2021 is based on an anticipated liability of approximately R$3,058 ($548) (December 31, 2020 - R$2,768 ($533)), with reclamation expected to be incurred between 2024 and 2028 (December 31, 2020 - between 2023 and 2027).

At December 31, 2021, the Company recognized a provision of $362 (December 31, 2020 - $nil) to remove infrastructure from a location that Largo Clean Energy had secured access to for product testing purposes. These costs are expected to be incurred within the next 12 months.

12) Issued capital

a) Authorized

Unlimited common shares without par value.

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 24

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

b) Issued

	Year ended		Year ended
	December 31, 2021		December 31, 2020
	Number of	Stated	Number of	Stated
	Shares	Value	Shares	Value
Balance, beginning of the year	58,779	$406,214	55,453	$396,026
Exercise of warrants (note 13)	5,723	7,982	2,953	6,136
Exercise of stock options (note 13)	156	944	81	626
Exercise of restricted share units (note 13)	69	842	40	1,183
Purchase consideration (note 6)	-	-	252	2,243
Balance, end of the year	64,727	$415,982	58,779	$406,214

On March 4, 2021, the Company completed the consolidation of its issued and outstanding common shares on the basis of one post-consolidation common share for every 10 pre-consolidation common shares. Any quantity relating to common shares, RSUs, stock options and warrants or any per unit price such as exercise prices disclosed throughout the annual consolidated financial statements have been retrospectively adjusted for the share consolidation, including the weighted average number of shares outstanding and the basic and diluted earnings (loss) per share for the periods presented.

13) Equity reserves

Under the Company's incentive share compensation plan, the Company has issued options and restricted share units ("RSUs") approximating 1.70% of its issued and outstanding capital at December 31, 2021.

	RSUs		Options				Warrants
					Weighted				Weighted
					average				average
					exercise				exercise		Total
	Number	Value	Number		price	Value	Number		price	Value	value
December 31, 2019	81	$1,617	315	C$	9.56	$2,720	10,810	C$	4.24	$17,111	$21,448
Share-based payments	-	458	-		-	-	-		-	-	458
Granted	191	441	383		6.70	774	362		13.00	2,123	3,338
Exercised	(40)	(1,183)	(81)		(7.00)	(209)	(2,679)		(3.33)	(2,320)	(3,712)
Expired	-	-	(20)		(4.55)	(47)	(127)		(6.50)	(159)	(206)
Forfeited	(6)	(4)	(9)		(6.70)	(31)	-		-	-	(35)
December 31, 2020	226	$1,329	588	C$	8.27	$3,207	8,366	C$	4.88	$16,755	$21,291
Share-based payments	-	587	-		-	998	-		-	-	1,585
Granted	76	499	467		15.59	1,081	-		-	-	1,580
Exercised	(81)	(842)	(164)		(4.68)	(421)	(6,527)		(2.94)	(5,344)	(6,607)
Expired	-	-	-		-	-	(7)		(2.90)	(5)	(5)
Forfeited	(5)	(22)	(2)		(6.70)	(8)	-		-	-	(30)
December 31, 2021	216	$1,551	889	C$	12.78	$4,857	1,832	C$	11.78	$11,406	$17,814
During the year ended December 31, 2021, the Company recognized a share-based payment expense related to the grant and vesting of stock options and RSUs of $3,135 (year ended December 31, 2020 - $1,638) for stock options and RSUs granted to the Company's directors, officers, employees and consultants. The total share- based payment expense was charged to operations.

During the year ended December 31, 2021, 5,723 warrants were exercised resulting in proceeds to the Company of $2,638, with 804 warrants surrendered as part of cashless exercises. In addition, 156 stock options were exercised resulting in proceeds to the Company of $523, with eight stock options surrendered as part of cashless exercises.

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 25

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

During the year ended December 31, 2020, 2,400 warrants were exercised resulting in proceeds to the Company of $3,816, with a further 279 warrants surrendered as part of cashless exercises. 553 shares were issued in connection with a warrant exercise in 2019. In addition, 81 stock options were exercised resulting in proceeds to the Company of $417.

The Company applies the fair value method of accounting for share-based payment awards. The Company estimated the expected volatility using historical volatilities from the Company's traded common shares when estimating the fair value of stock options granted, as it believes that this methodology best reflects the expected future volatility of its stock.

a) RSUs

During the year ended December 31, 2021, the Company granted 76 RSUs in two separate grants to officers and employees of the Company and five RSUs were forfeited. These RSUs vest over time, with one-third of the first grant vesting during each of the three month periods ending March 31, 2022, March 31, 2023 and March 31, 2024, and one-third of the second grant vesting during each of the three month periods ending June 30, 2022, June 30, 2023 and June 30, 2024. The value of the vested RSUs includes the Company's expected forfeiture rate of 0%. Upon vesting, the RSUs provide the holders with common shares of the Company.

During the year ended December 31, 2020, the Company granted 191 RSUs to officers and employees of the Company and six RSUs were forfeited. These RSUs vest over time, with one-third of a grant of 180 RSUs vesting during each of the three month periods ending March 31, 2021, March 31, 2022 and March 31, 2023, and one-third of a grant of 11 RSUs vesting during each of the three month periods ending September 30, 2021, September 30, 2022 and September 30, 2023. The value of the vested RSUs includes the Company's expected forfeiture rate of 0%. Upon vesting, the RSUs provide the holders with common shares of the Company.

b) Stock options

			Weighted	Weighted	Weighted
			average	average	average
	No.	No.	remaining	exercise	grant date
Range of prices	outstanding	exercisable	life (years)	price	share price
C$ 6.70 - 10.00	362	164	3.2	C$ 6.70	C$ 6.70
10.01 - 15.00	300	-	1.1	13.87	13.87
15.01 - 20.00	166	52	4.3	18.69	18.69
20.01 - 25.00	29	29	1.6	24.00	24.00
30.01 - 30.40	32	32	2.0	30.40	30.40
	889	277		C$ 12.78

During the year ended December 31, 2021, the Company granted 467 (year ended December 31, 2020 - 383) stock options in three separate grants to its directors, officers, employees and consultants with a weighted average exercise price of C$15.59. The options vest over time, with one-third of the first grant vesting during each of the three month periods ending March 31, 2022, March 31, 2023 and March 31, 2024. For the second grant, 52 stock options vested immediately and the remainder vest over time, with one-third vesting during each of the three month periods ending June 30, 2022, June 30, 2023 and June 30, 2024. For the third grant, the options vest upon the achievement of certain conditions, with the first 50% expected to vest by March 15, 2022 and the second 50% by May 31, 2022.

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 26

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

The estimated weighted average grant date fair value of the stock options in the first grant was C$11.92 per stock option, as determined using the Black-Scholes valuation model and the following assumptions: risk free interest rate - 0.92%, expected life in years - 5, expected volatility - 83.7%, expected dividends - 0% and expected forfeiture rate - 0%. The estimated weighted average grant date fair value of the stock options in the second grant was C$12.58 per stock option, as determined using the Black-Scholes valuation model and the following assumptions: risk free interest rate - 0.95%, expected life in years - 5, expected volatility - 81.1%, expected dividends - 0% and expected forfeiture rate - 0%. The estimated weighted average grant date fair value of the stock options in the third grant was C$4.81 per stock option, as determined using the Black-Scholes valuation model and the following assumptions: risk free interest rate - 0.50%, expected life in years - 1.35, expected volatility - 76.8%, expected dividends - 0% and expected forfeiture rate - 0%.

During the year ended December 31, 2020, the Company granted 383 stock options to its directors, officers, employees and consultants with a weighted average exercise price of C$6.70. 75 of the stock options vested immediately and are exercisable for a period of 5 years from the date of grant. The remainder vest over time, with one-third vesting during each of the three month periods ending March 31, 2021, March 31, 2022 and March 31, 2023. The estimated weighted average grant date fair value of the stock options was C$4.80 per stock option, as determined using the Black-Scholes valuation model and the following assumptions: risk free interest rate - 0.74%, expected life in years - 5, expected volatility - 93.7%, expected dividends - 0% and expected forfeiture rate - 0%.

The remaining weighted average contractual life of options outstanding at December 31, 2021 was 2.6 years (December 31, 2020 - 3.2 years).

c)   Warrants and broker warrants

							Expected	Risk-free
No.	No.	Grant	Expiry	Exercise	Expected	Expected	dividend	Interest
outstanding	exercisable	Date	Date	price	volatility	life (years)	yield	rate
349	349	12/01/17	12/01/22	C$ 11.50	93%	5.00	0%	2%
1,142	1,142	12/13/17	12/13/22	C$ 11.50	93%	5.00	0%	2%
341	341	12/07/20	12/08/25	C$ 13.00	88%	5.00	0%	0%
1,832	1,832			C$ 11.78

14)    Earnings (loss) per share

The weighted average number of basic and diluted shares outstanding for all periods presented in the consolidated statements of income (loss) and comprehensive income (loss) reflect the effect of the share consolidation that was completed on March 4, 2021.

The total number of shares issuable from options, warrants and RSUs that are excluded from the computation of diluted earnings (loss) per share because their effect would be anti-dilutive was 227 for the year ended December 31, 2021 (year ended December 31, 2020 - 1,919).

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 27

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

15) Taxes

a) Tax expense

	Year ended
	December 31,	December 31,
	2021	2020
Income tax expense	$(5,430)	$(139)
Deferred income tax expense	(3,758)	(823)
Total	$(9,188)	$(962)

The major items causing the Company's income tax expense to differ from the Canadian combined federal and provincial statutory rate of 26.50% (2020 - 26.50%) were:

	Year Ended
	December 31,	December 31,
	2021	2020
Net income before tax	$31,759	$7,723
Expected income tax expense based on statutory rate	(8,416)	(2,047)
Adjustments to expected income tax (expense) recovery:
Permanent differences and other	(9,722)	(3,846)
Tax effect of unrecognized temporary differences and tax losses	(3,465)	1,873
Tax incentives and tax loss benefit not previously recognized	8,712	1,019
Effect of tax rates in foreign jurisdictions	4,971	290
Foreign exchange	(1,268)	1,749
Income tax expense	$(9,188)	$(962)

b) Changes in deferred tax assets and liabilities

	Year ended
	December 31,	December 31,
	2021	2020
Net deferred income tax asset, beginning of the year	$7,178	$10,571
Deferred income tax expense	(3,758)	(823)
Effect of foreign exchange	(77)	(2,570)
Net deferred income tax asset, end of the year	$3,343	$7,178

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 28

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

c) Deferred income tax balances

	December 31,	December 31,
	2021	2020
Brazil
Recognized deferred tax assets:
Non-capital losses	$10,565	$16,505
Mine properties	1,754	777
Recognized deferred tax liabilities:
Transitional tax regime	(7,713)	(8,721)
Provisions	(4,227)	(3,717)
	$379	$4,844
Canada
Recognized deferred tax assets:
Non-capital losses	$2,009	$2,334
Ireland
Recognized deferred tax assets:
Non-capital losses	$943	$-
U.S.
Recognized deferred tax assets:
Non-capital losses	$1,900	$-
Provisions and other	12	-
Recognized deferred tax liabilities:
Mine properties, plant and equipment	(1,900)	-
	$12	$-

Net deferred income tax asset	$3,343	$7,178

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 29

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

	December 31,	December 31,
	2021	2020
Canada
Non-capital loss carry-forwards	$46,921	$46,189
Mine properties, plant and equipment	18,778	18,670
Capital losses and foreign exchange	9,215	11,992
Share issue costs	1,856	3,634
Ireland
Non-capital loss carry-forwards	$-	$7,720
Mine properties, plant and equipment	2	86
U.S.
Non-capital loss carry-forwards	$10,633	$-
Provisions and other	394	-
Mine properties, plant and equipment	584	-

The Company has approximately $18,778 (December 31, 2020 - $18,670) of Canadian development expenditures and $1,754 (December 31, 2020 - $777) of development costs in Brazil at December 31, 2021, which under certain circumstances can be used to reduce the taxable income of future years.

The non-capital losses in Brazil and Ireland carry forward indefinitely. The non-capital losses in Canada expire as follows:

Expiry Date	Amount	Expiry Date	Amount	Expiry Date	Amount
2032	$1,941	2035	$143	2038	$11,315
2033	4,052	2036	2,755	2039	13,751
2034	16,690	2037	3,848	2040	7
					$54,502

Deferred tax assets have only been recognized to the extent of the value of the deferred tax liabilities because it is not probable that the remaining temporary difference will reverse in the foreseeable future and that taxable profit will be available against which the tax benefits can be utilized.

16) Related party transactions

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

During the year ended December 31, 2021, 4,650 shares were issued to funds managed by Arias Resource Capital Management LP (the "ARC Funds") in connection with the exercise of warrants, with 809 warrants surrendered as part of this cashless exercise (note 13).

The remuneration of directors and other members of key management personnel during the year was as follows:

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 30

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

	Year ended
	December 31,	December 31,
	2021	2020
Short-term benefits	$3,879	$2,147
Share-based payments	2,428	1,275
Total	$6,307	$3,422

Refer to note 18 for additional commitments with management.

17) Segmented disclosure

The Company has five operating segments: sales & trading, mine properties, corporate, exploration and evaluation properties ("E&E properties") and Largo Clean Energy. Corporate includes the corporate team that provides administrative, technical, financial and other support to all of the Company's business units, as well as being part of the Company's sales structure.

The Company recognized revenues from customers of $198,280 in the year ended December 31, 2021 (year ended December 31, 2020 - $119,987). Of the total revenues from customers, $160,535 is related to the Sales & trading segment (year ended December 31, 2020 - $64,512), $33,705 is related to the Mine properties segment (year ended December 31, 2020 - $55,475) and $4,040 is related to the Corporate segment (year ended December 31, 2020 - $) (after the elimination of inter-segment transactions). In the year ended December 31, 2021, the Company's revenues are from transactions with multiple customers, including three customers who each represented more than 10% of revenues during that period. In the year ended December 31, 2020, the Company's revenues are from transactions with two customers who each represented more than 10% of revenues during the eight month period from May 1, 2020 to December 31, 2020. In the four month period from January 1, 2020 to April 30, 2020, all of the Company's revenues are from transactions with a single customer.

In the year ended December 31, 2021, $101,356 of the Company's revenues were from sales of V2O5 (of which $100,901 were from the sale of produced products and $455 were from the sale of purchased products), with $96,924 of the Company's revenues from the sales of FeV (of which $88,761 were from the sale of produced products and $8,163 were from the sales of purchased products). In the year ended December 31, 2020, the majority of the Company's revenues were from sales of V2O5.

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 31

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

						Inter-
					Largo	segment
	Sales &	Mine		E&E	Clean	transactions
	trading	properties	Corporate	properties	Energy	& other	Total
Year ended December 31, 2021
Revenues	$163,105	$161,790	$135,309	$-	$-	$(261,924)	$198,280

Operating costs	(153,387)	(110,184)	(130,165)	-	-	260,726	(133,010)
Professional, consulting and management fees	(1,642)	(4,162)	(7,036)	(1)	(5,081)	-	(17,922)
Foreign exchange (loss) gain	(161)	574	207	-	(10)	-	610
Other general and
administrative						(100) [1]
expenses	(414)	(1,500)	(2,358)	(3)	(2,029)		(6,404)
Share-based payments	-	-	(3,135)	-	-	-	(3,135)
Finance costs	(32)	(1,022)	(13)	-	(62)	(6) [1]	(1,135)
Interest income	-	275	128	-	-	-	403
Technology start-up costs	-	-	-	-	(3,121)	(714) [1]	(3,835)
Exploration and evaluation costs	-	(2,078)	-	(15)	-	-	(2,093)
	(155,636)	(118,097)	(142,372)	(19)	(10,303)	259,906	(166,521)
Net income (loss) before tax	7,469	43,693	(7,063)	(19)	(10,303)	(2,018)	31,759
Income tax expense	(74)	(5,356)	-	-	-	-	(5,430)
Deferred income tax (expense) recovery	955	(4,388)	(325)	-	-	-	(3,758)
Net income (loss)	$8,350	$33,949	$(7,388)	$(19)	$(10,303)	$(2,018)	$22,571
At December 31, 2021
Total non-current assets	$961	$123,783	$18,303	$-	$10,884	$-	$153,931
Total assets	$56,631	$191,086	$111,703	$2	$18,084	$(63,597)[2]	$313,909
Total liabilities	$39,907	$34,604	$21,467	$-	$6,488	$(54,254)[3]	$48,212

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not an operating segment.

2. Inter-segment transaction elimination of $63,711 partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total assets of $114.

3. Inter-segment transaction elimination of $54,327 partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total liabilities of $73.

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 32

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

					Largo	Inter-
	Sales &	Mine		E&E	Clean	segment
	trading	properties	Corporate	properties	Energy	transactions	Total
Year ended December 31, 2020
Revenues	$64,512	$126,750	$74,553	$-	$-	$(145,828)	$119,987
Other gains (losses)	1,636	-	-	-	-	-	1,636
	66,148	126,750	74,553	-	-	(145,828)	121,623
Operating costs	(65,429)	(93,524)	(71,275)	-	-	141,838	(88,390)
Professional, consulting and management fees	(1,274)	(3,086)	(3,188)	-	(707)	-	(8,255)
Foreign exchange (loss) gain	44	(15,943)	6,835	-	-	-	(9,064)
Other general and administrative expenses	(473)	(1,669)	(1,082)	-	(105)	-	(3,329)
Share-based payments	-	-	(1,638)	-	-	-	(1,638)
Finance costs	(17)	(1,325)	(8)	-	-	-	(1,350)
Interest income	-	601	547	-	-	-	1,148
Exploration and evaluation costs	-	(2,958)	-	(64)	-	-	(3,022)
	(67,149)	(117,904)	(69,809)	(64)	(812)	141,838	(113,900)
Net income (loss) before tax	(1,001)	8,846	4,744	(64)	(812)	(3,990)	7,723
Income tax expense	(15)	(124)	-	-	-	-	(139)
Deferred income tax (expense) recovery	-	(3,157)	2,334	-	-	-	(823)
Net income (loss)	$(1,016)	$5,565	$7,078	$(64)	$(812)	$(3,990)	$6,761
At December 31, 2020
Total non-current assets	$9	$136,082	$20,052	$-	$4,366	$-	$160,509
Total assets	$49,010	$213,619	$106,779	$25	$4,871	$(76,498)	$297,806
Total liabilities	$41,968	$45,320	$34,352	$-	$-	$(70,998)	$50,642

18) Commitments and contingencies

At December 31, 2021, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $3,152 and all payable within one year. These contracts also require that additional payments of up to approximately $4,728 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

The Company has entered into a number of contracts with third party customers to deliver monthly quantities of the Company's vanadium products. A significant proportion of the Company's monthly vanadium production in 2022 has been committed. Prior to April 30, 2020, the Company sold 100% of its vanadium production under an off-take agreement.

In 2021, the Company signed a 10-year exclusive off-take agreement with a third party for the purchase of all standard and high purity grade vanadium products they produce. The annual quantity to be delivered to the Company in 2022 is 220 tonnes of V2O5, with the Company having a right of first refusal over additional amounts.

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 33

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

The Company's Largo Clean Energy business is required to pay a royalty of 7.5% of the net sales price of each VRFB which contains a manufactured licensed product or uses or transfers a licensed product on or after January 1, 2022.

The Company's mining and exploration activities are subject to various federal, provincial and international laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company has made payments to comply with such laws and regulations.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

The Company is committed to a minimum amount of rental payments under five leases of office space which expire between April 30, 2022 and December 31, 2023. Minimum rental commitments remaining under the leases are approximately $369, including $226 due within one year. In addition, minimum rental commitments remaining under other short-term leases are approximately $3, all due within one year.

At the Company's Maracás Menchen Mine, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of December 31, 2021 of $10,576.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. At December 31, 2021 one such proceeding was ongoing in Brazil. This relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The amount claimed totals R$9,900 ($1,774), with a counterclaim filed by Vanádio for R$10,700 ($1,917). A provision of R$1,281 ($230) has been recognized at December 31, 2021 for the probable loss (December 31, 2020 - R$1,281 ($247)).

The Company and its subsidiaries are also party to legal proceedings regarding labour matters. A provision was recorded at December 31, 2020 for such proceedings in Brazil in an amount of R$3,538 ($681). At December 31, 2021, the provision recognized was R$469 ($84), following a settlement in October 2021. The outcome of these proceedings remains dependent on the final judgment. Management does not expect the outcome of any of the remaining proceedings to have a materially adverse effect on the results of the Company's financial position or results of operations. Should any losses result from the resolution of these claims and disputes, they will be charged to operations in the period that they are determined.

19)    Capital management

The Company is a production stage entity with one operating asset in Brazil. The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, whilst maximizing the return to shareholders.

In the management of capital, the Company includes the components of shareholders' equity and debt. The Company manages the capital structure and makes adjustments thereto in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, acquire or dispose of assets, attempt to obtain additional debt financing or repay debt facilities.

There were no changes in the Company's capital management strategy during the year ended December 31, 2021 compared to the previous year.

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 34

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

20) Financial instruments

Financial assets and financial liabilities at December 31, 2021 and December 31, 2020 were as follows:

	December 31,	December 31,
	2021	2020
Cash	$83,790	$79,145
Restricted cash	448	-
Trade and other receivables	22,172	13,791
Accounts payable and accrued liabilities	19,723	15,968
Debt	15,000	24,788

Refer to the liquidity risk discussion below regarding liabilities and refer to note 8 for lease liabilities.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below. There have been no changes in the risks, objectives, policies and procedures from the previous year.

a) Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made based on relevant market information and information about the financial instrument.

These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

• Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as those derived from prices.

• Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts for cash, restricted cash, other trade receivables and amounts receivable, accounts payable and accrued liabilities and debt in the consolidated statements of financial position approximate fair values because of the limited term of these instruments.

There have been no changes in the classification of financial instruments in the fair value hierarchy since December 31, 2020. The Company does not have any financial instruments measured using Level 3 inputs. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

b) Credit risk

The Company's credit risk is primarily attributable to cash and amounts receivable.

The Company minimizes its credit risk with respect to cash by placing its funds on deposit with the highest rated banks in Canada, Ireland, the U.S. and Brazil. Financial instruments included in amounts receivable consist primarily of receivables from unrelated companies. Sales to customers outside of Brazil are protected either by the Company's credit insurance policies, which establishes credit limits for each customer, or by the Company requiring letters of credit or up-front payment prior to delivery occurring.

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 35

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

Of the total trade receivables balance of $22,144, $10,158 relates to customers in Brazil, which are not covered by the Company's credit insurance policies. The ratings for these companies range from B- to AAA. The Company applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables.

To measure expected credit losses, trade receivables are grouped based on risk characteristics and due dates. At December 31, 2021, no amounts are past due and in the year ended December 31, 2021, the Company has not experienced any credit losses. At December 31, 2021, the loss allowance for trade receivables was determined to be $58 (December 31, 2020 - $51) and the movement is recognized as a component of finance costs (note 22). There have been no write offs of trade receivables.

c) Liquidity risk

The following table details the Company's expected remaining contractual cash flow requirements at December 31, 2021 for its financial liabilities with agreed repayment periods. Refer to note 8 for lease liabilities.

	Less than	6 months
	6 months	to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities (note 9)	$19,723	$-	$-	$-
Debt (note 10)	15,000	-	-	-
Total	$34,723	$-	$-	$-

The Company's principal sources of liquidity are its cash flows from operating activities and cash of $83,790 (December 31, 2020 - $79,145).

d) Market risk

Interest rate risk

The Company's interest rate exposure is limited to that portion of its debt that is subject to floating interest rates. At December 31, 2021, the Company had no debt that is subject to floating interest rates and does not have any exposure to floating interest rates.

Foreign currency risk

At December 31, 2021, the Company's outstanding debt is 100% denominated in U.S. dollars (December 31, 2020 - 100% U.S. dollar denominated).

The impact of fluctuations in foreign currency on cash balances and debt relates primarily to fluctuations between the U.S. dollar, the Canadian dollar, the Brazilian real and the Euro. At December 31, 2021, the Company's U.S. dollar functional currency entities had cash denominated in Canadian dollars and Euros and the Company's Brazilian real functional currency entities had cash and debt denominated in U.S. dollars.

A 5% change in the value of the Canadian dollar and the Euro relative to the U.S. dollar would affect the value of these cash balances at December 31, 2021 by approximately $700. A 5% change in the value of the Brazilian real relative to the U.S. dollar would affect the value of Brazilian real cash balances by approximately $197.

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 36

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

Price risk

The Company does not have any financial instruments with significant exposure to price risk. Following the recognition of trade receivables on the recognition of revenue, there is no significant remeasurement related to price risk.

21) Revenues

	Year ended
	December 31,	December 31,
	2021	2020
Vanadium sales from contracts with customers	$198,280	$121,008
Re-measurement of trade receivables / payables	-	(1,021)
Total	$198,280	$119,987

22) Expenses

	Year ended
	December 31,	December 31,
	2021	2020
Operating costs:
Direct mine and production costs	$75,126	$48,929
Conversion costs	9,252	1,976
Product acquisition costs	9,666	10,459
Royalties	8,867	7,107
Distribution costs	5,302	2,269
Inventory write-down (note 5)	3,210	177
Depreciation and amortization	21,537	17,473
Loss on iron ore sales	50	-
	$133,010	$88,390
Other general and administrative expenses:
Shareholder and regulatory	$358	$245
Travel	590	203
Donations	1,005	874
Occupancy	459	282
Information technology	1,076	405
Depreciation and amortization	974	34
Office and other	1,942	1,286
	$6,404	$3,329
Finance costs:
Interest expense	$922	$1,137
Interest on lease liabilities (note 8)	59	-
Accretion	147	162
Loss allowance for trade receivables (note 20(b))	7	51
	$1,135	$1,350

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 37

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

	Year ended
	December 31,	December 31,
	2021	2020
Employee compensation amounts included in the consolidated statements of income (loss):
Compensation	$8,218	$4,554
Share-based payments	3,135	1,638
	$11,353	$6,192

23) Subsequent events

Largo Physical Vanadium Corp.

On February 3, 2022, the Company announced the creation of Largo Physical Vanadium Corp. and a proposed qualifying transaction pursuant to the policies of the TSX Venture Exchange with Column Capital Corp. (the "CPC"), a capital pool company, the terms of which are set out in a non-binding letter of intent dated February 1, 2022 (the "LOI"). Upon completion of the proposed qualifying transaction and associated regulatory approvals amongst other things, it is anticipated that the resulting entity will be named Largo Physical Vanadium Corp. ("LPV") and will become a publicly listed physical vanadium holding company that will purchase and hold physical vanadium, amongst other things, for use in the Company's VCHARGE batteries.

Annual Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 38